SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                       L.O.M. MEDICAL INTERNATIONAL INC.,
                             A Delaware corporation
             (Exact name of registrant as specified in its charter)

           DELAWARE                                      98-0178784
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

#580-885 Dunsmuir Street, Vancouver, British Columbia, Canada         V6C 1N8
(Address of registrant's principal executive offices)                (Zip Code)

                                  604.602.9400
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                          Name of Each Exchange on which
    to be so registered:                         each class is to be registered:

           None                                               None

Securities to be registered under Section 12(g) of the Act:

    Common Stock, Par value $.001
      (Title of Class)

    Preferred Stock, Par value $.001
      (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 58
                      Exhibit Index is specified on Page 17

                       L.O.M. Medical International Inc.,
                             A Delaware corporation

                   Index to Form 10-SB Registration Statement

Item Number and Caption                                                     Page
1.       Description of Business                                              3

2.       Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                            6

3.       Description of Property                                             10

4.       Security Ownership of Certain Beneficial Owners and Management      10

5.       Directors, Executive Officers, Promoters and Control Persons        11

6.       Executive Compensation - Remuneration of Directors and Officers     12

7.       Certain Relationships and Related Transactions                      13

8.       Legal Proceedings                                                   14

9.       Market for Common Equity and Related Shareholder Matters            14

10.      Recent Sales of Unregistered Securities                             14

11.      Description of Securities                                           15

12.      Indemnification of Officers and Directors                           15

13.      Financial Statements                                                16

14.      Changes in and Disagreements with Accountants                       16

15.   Financial Statements and Exhibits                                      16

15(a) Index to Financial Statements                                          16
         Financial Statements                                          F-1 through F-9

15(b) Index to Exhibits                                                      17
         Exhibits                                                      E-1 through E-31

         Signatures                                                          18

Item 1.  Description of Business.

     Development of the Company. L.O.M. Medical International Inc., a Delaware corporation ("Company"), was incorporated in the State of Delaware on March 17, 1997. The executive offices of the Company are located at #580-885 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 1N8. The Company's telephone number is 604.602.9400.

     The Company was originally incorporated for the purpose of researching and developing health care products. The goal of the Company is to become an innovator and provider of a retractable syringe and related products and technologies to the health care market. The Company has successfully patented and licensed products in twenty-four other countries, including the United States and Canada. The Company envisions that it will be able to develop new and improved products and provide the health care industry with better, safer products throughout the world.

     The Syringe. The Company anticipates that its products improve standard disposal methods for used syringes. In this regard, the Company has developed a unique product designed to function as a standard hypodermic syringe (similar to those presently used by most hospitals and medical clinics) with one significant difference, it is safer and less perilous to the caregiver or health care worker. Providing a significantly reduced danger of contamination, the Company's retractable syringe product ("Syringe") will allow health care providers to avoid direct contact with used needles. This should prevent and reduce the recognized risk to health care workers of "needle stick" contamination and infection. This concept should introduce an ideal method of disposing and handling used and contaminated syringes.

     Once the needle is injected, the user simply has to press the plunger top gently with his or her thumb to automatically retract the needle into its own sealed chamber. The needle is now hidden where it remains locked in place and cannot be used again - leaving the Syringe virtually contaminate-proof. The Syringe does not require a health care worker to use both hands to retract the needle after it has been used and withdrawn from the patient. The Syringe will be produced in standard industry sizes from 3 CC to 100 CC, inclusive. The Company intends to promote the Syringe as a safer and less risk-oriented instrument for hospital staff and health care workers. The Company is optimistic that doctors, nurses, and health care workers will recognize and appreciate the safety features of the Syringe, because of its ease of "use-and-disposal" and its unique "contaminate-prevention" characteristics.

     The Company anticipates that the products and technologies developed by the Company will be offered to distributors on a worldwide basis, with an initial emphasis in Canada and the United States. The Company hopes that product and technology ideas will be generated through active dialogues among the Company, its customers, and its network of scientific advisors, participation in national and international conferences, and reviews of selected scientific literature.

     The Company interacts with a network of scientific advisors within the industry, including members of academic institutions with which the Company collaborates, as well as potential customers. The Company anticipates that these interactions should enable the Company to identify the specialized needs of those potential customers and to provide innovative and commercially acceptable products and technologies.

     The Company anticipates that it will be testing the Syringe in conjunction with teaching universities in Canada, Britain, and other constituents of the United Kingdom. The Company has also developed ancillary components to be used in a medical emergency situations and which can also be used by hospital medical staff and paramedics.

     The Lens-O-Matic. The Company has invented and developed an insertion and storage device for contact lenses (the "Lens-O-Matic") which is an ideal medical method of handling and inserting contact lenses. The Company has developed the following components and solutions that will be used together with the Lens-O-Matic insertion and storage system: (1) a medical inserter that will remove contact lenses in a medical emergency situation for use by hospital medical staff and paramedics; (2) disposable and replacement inserter ends; (3) additional storage cups and caps; and (4) all soaking and disinfecting solutions that are to be used with the Lens-O-Matic inserter.

     The Lens-O-Matic should be especially beneficial to the professional eye care practitioner. The Lens-O-Matic is designed so that the practitioner will no longer have direct hand or finger contact with the contact lens when fitting the patient. This should reduce the risk of contamination and infection to the patient. The Company has developed a liquid cleaner for its contact lens inserter unit that quickly cleans contact lenses. The Company anticipates that its eye care products will be sold in retail outlets, as well as distributed as a kit by the medical profession to patients.

     Business of the Company's Subsidiary. On or about June 1, 1997, the Company agreed to purchase 4,800 of the 5,000 total issued and outstanding shares of Class "A" common stock issued by L.O.M. Laboratories Inc., a British Columbia corporation; as a result of which L.O.M. Laboratories, Inc. became a subsidiary of the Company. The Company agreed to pay $1.00 per share. This represents a 96% interest in the subsidiary. On or about January 13, 1998, the Company's purchase of the 4800 shares of L.O.M. Laboratories Inc. was approved by the directors and shareholders of L.O.M. Laboratories Inc. L.O.M. Laboratories Inc. owned the rights to the Lens-O-Matic system until January 1, 1998, when the Company purchased those rights for CDN$542,000. The primary business purpose of the subsidiary is to develop and market new products through the Company.

     Employees. The Company currently has six employees, all of which are full-time employees. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis. Management of the Company has experience and background in manufacturing medical products and obtaining patents internationally, as well as obtaining medical approvals worldwide.

     Competition. Competition in the medical products industry is intense and the Company expects the competition to increase. The Company will compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company have not been developed or are not in development. The Company expects that there are companies or businesses which may have developed or are developing such technologies and products, as well as other companies and businesses which have the expertise which would enable them to develop and market products directly competitive with those developed and marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development, than the Company. To the extent that customers exhibit loyalty to the supplier that first supplies them with a particular product or technology, the competitors of the Company may have an advantage over the Company with respect to products and technologies first developed by such competitors. As a result of their size and breadth of their product offerings, certain of these competitors have been and will be able to establish managed accounts by which, through a combination of direct computer links and volume discounts, they seek to gain a disproportionate share of orders for health care products and technologies from prospective customers. Such managed accounts present significant competitive barriers to the Company. It is anticipated that the Company will benefit from its participation in niche research markets which, as they expand, may attract the attention of the competitors of the Company.

     There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the products of the Company obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities.

     Compliance with Environmental Laws. Because of the nature of the operations of the Company and possible use of hazardous substances in its ongoing research and development and manufacturing activities, the Company may be subject to stringent laws, rules, regulations and policies governing the use, generation, manufacturing, storage, air emission, effluent discharge, handling and disposal of certain materials and waste. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. Regulation by governmental authorities in the United States and other countries will be a significant factor in the production and marketing of any products which may be developed by the Company. The nature and extent to which such regulation may apply to the Company will vary depending on the nature of the specific product. Although it is believed that the Company is currently in compliance with all applicable governmental and environmental laws, rules, regulations and policies, there can be no assurance that the business, financial condition, and results of operations of the Company will not be materially adversely affected by current or future environmental laws, rules, regulations and policies, or by liability occurring because of any past or future releases or discharges of materials that could be hazardous.

     Compliance with Governmental Regulations. Virtually all of the Company's products will require regulatory approval by governmental agencies prior to commercialization. The Company expects to research and develop products and technologies requiring rigorous pre-clinical and clinical testing and other approval procedures by the United States Food and Drug Administration ("FDA") and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations requires the expenditure of substantial resources. The effect of government regulations may be to delay for a considerable period of time or even prevent the marketing of any product that the Company may develop and/or to impose costly procedures on the Company's activities. Non-compliance with applicable requirements can result in, among other things, fines, injunctions, seizures of products, total or partial suspension of product marketing, failure of government to grant pre-market approval, withdrawal of marketing approvals, product recall and criminal prosecution.

     Reports to Security Holders. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") when this form 10-SB is effective. As a reporting company, the Company will be obligated to provide and annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.The Company currently maintains its own Internet address at www.lomm.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The Company is not currently producing commercial quantities of its products nor is it currently supplying any services to any third parties. No assurance can be given that the Company, on a timely basis, will be able to make the transition from manufacturing testing quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company does anticipate that it will be able to manufacture its products for initial commercialization, but it has not yet demonstrated the capability to manufacture its products in commercial quantities. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or make arrangements with collaborators, licensees or others to perform such activities or that such efforts will be successful.

     The Company anticipates that it will maintain a manufacturing facility in Spokane, Washington. It is also anticipated that the Company's products and technologies will be distributed from Washington. The Company believes that the Company will produce products and technologies by its internal manufacturing processes and by selective sources of additional products and technologies that can be more cost effectively purchased from outside suppliers. It is anticipated that the amount of manufacturing content in individual products produced internally by the Company will vary, depending on the nature of raw materials purchased. In some cases, the entire manufacturing process may be controlled by the Company. In other cases, it may be more cost effective for the Company to purchase materials in various states of completion and provide "value added" manufacturing processes prior to delivery to customers. The Company may also decide to enter into arrangements with contract manufacturing companies to expand its production capacities, in order to satisfy requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must operate in compliance with various regulators' requirements; failure to do so could result in, among other things, the disruption of product supplies.

     The manufacture of the products of the Company involves a number of procedures and requires compliance with stringent quality control specifications imposed by the Company and various regulators. The Company may not be able to replace its manufacturing capacity quickly if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the various regulators' requirements and the non-compliance could not be rapidly rectified. The inability or reduced capacity of the Company to manufacture its products would have a material adverse effect on the Company's business and results of operations.

     The products of the Company will be subject to numerous foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the products of the Company will comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

     The  business  of the  Company  and  its  subsidiaries  will  expose  it to potential product liability risks that are inherent in the testing, manufacturing and marketing of medical products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to pay potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The health care industry is subject to changing political, economic and regulatory influences that will affect the procurement practices and operation of health care organizations. Changes in current health care financing and reimbursements systems could result in the need for unplanned product enhancements, in delays or cancellations of product orders or shipments, or in the revocation of endorsement of the products of the Company. Any of such occurrences could have a material adverse effect on the Company's business, financial condition and results of operations. During the past several years, various health care industries have been subject to an increase in governmental regulation of, among other things, reimbursement rates. Certain proposals to reform the health care systems are periodically under consideration by the appropriate regulators. These programs may contain proposals to increase government involvement in health care and otherwise change the operating environment for the customers of the Company. Health care organizations have responded to these proposals and the uncertainty surrounding these proposals by curtailing or deferring investments in cost containment tools and related technology, such as the products of the Company. The Company cannot predict what impact, if any, such factors might have on its business, financial condition and results of operations. In addition, many health care providers are consolidating to create integrated health care delivery systems with greater regional market power. As a result, these emerging systems could have greater bargaining power, which may lead to price erosion of the products of the Company. The failure of the Company to maintain adequate prices would have a material adverse effect on the Company's business, financial condition and results of operations. Other legislative or market-driven reforms could have unpredictable effects on the Company's business, financial condition and results of operations.

     Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software programs use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between 1900 and 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant computer systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company has completed a preliminary assessment of each of its computer operations and their Y2K readiness and has concluded that the appropriate actions are being taken, and expects to complete its overall Y2K readiness program prior to any anticipated impact on its computer operations. The Company has determined that, with modifications to existing software and conversions to new computer systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has initiated formal communications with a number of its significant suppliers to determine the extent to which the Company's computer systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with major customers as well as the balance of its major suppliers in 1999. There is no guarantee that the computer systems of other companies on which the Company's computer systems rely will be timely converted and will not have an adverse effect on the Company's computer systems.

     Liquidity and Capital Resources. As of February 28, 1999, the Company had cash resources of $39,415; term deposits of $329,495; and accounts receivable of $17,569. The cash and equivalents constitute the Company's current internal sources of liquidity. Because the Company is not generating any revenues from the sale or licensing of its products, the Company's only external source of liquidity is the sale of its capital stock. As of March 17, 1999, the Company had sold a total of 917,718 shares of its common stock in reliance on an exemption from the registration and prospectus requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). As of March 17, 1999, the Company had sold a total of 4,814,678 shares of its common stock in reliance on an exemption from the registration delivery requirements of the Act specified by the provisions of Regulation S promulgated by the Securities and Exchange Commission.

     The business strategy of the Company may enable the Company to realize revenue to support, in part, its operations and, therefore, may reduce offerings of the Company's common stock needed to raise capital.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing and Marketing the Company's Products. The Company anticipates that it will obtain the necessary plastic for the injection molds used to manufacture the Syringe from various domestic and international suppliers. The Company also contemplates that it will be able to readily obtain the necessary packaging for the Syringe. The Company's operations are not effected by any seasonal factors.

     The Company anticipates that it will eventually establish a production facility in Spokane, Washington. It is anticipated that the facility will initially produce approximately 2,500,000 units of the Syringe per month with the capacity to meet increased market demands. The Company believes that it will deliver its products to the North American markets by courier.

     Once testing of the Syringe is completed, and assuming FDA approval is received, the Company hopes to manufacture, or cause to be manufactured, a specified number of the Syringe, which will be provided, at no charge, to a target group of physicians for testing. The Company plans to provide Syringes to various individuals who are to form part of the testing group. These individuals will be asked to try the Syringe and report their findings. The Company will then utilize professionals, such as doctors and related health care professionals, who approve, recommend and endorse the Company's products, including the Syringe. Thereafter, the Company anticipates that the Syringe will be supplied to large national distributors within specific regions all over the world. The Company anticipates that the distributors will thereafter market the Syringe to pharmacy and medical supply companies. The Company's overall operating plan is to act as a manufacturer, selling directly and only to distributors and retail chains. The Company hopes that the Syringe will gain acceptance in the medical community, and that the Company's skill in positioning and merchandising the products and technology of the Company will enable the Company to acquire a commercially reasonable portion of the market.

     The Company anticipates that its eye care products will be sold retail, as well as distributed as a kit by the medical profession. The Company expects that the eye care products will be sold through pharmacies, wholesale drug distributors and chain stores and that such products will be sold to
Optometrists and Ophthalmologists directly by the Company's sales representatives. The Company has recently secured FDA approval for the manufacturing and distribution of a first product run of its eye-care products. The Company is currently negotiating with Shippert Medical Technologies of Englewood, Colorado ("Shippert") pursuant to which the Company anticipates that Shippert will distribute the Company's product line in the United States. The Company anticipates the marketing of its eye-care products will begin in mid to late 1999.

     The Company plans to focus its initial marketing efforts in Canada and the United States of America. The Company hopes to eventually expand its product marketing and sales into Europe, South America, Central America, Mexico and Asia. The Company plans to market its products by advertising in catalogs and medical journals, by distributing brochures (both written and video), by direct mail and by posters. Follow-up calls will be made to promising prospects. This approach will be the Company's primary marketing method. It is expected that the Company's personnel will attend various trade shows and medical conventions in order to introduce the Syringe with the hope of gaining endorsements and approvals. There can be no assurance that the Company would be able to establish other methods of marketing and sales of its products successfully should it become necessary or desirable in the future. A significant portion of the Company's sales may be made through independent distributors over which the Company has no control and who also will represent products of other companies. The Company recognizes that in order to increase market awareness and the marketing potential of its products, it must hire adequate personnel and institute effective advertising in the most cost effective way.

Item 3. Description of Property

     Property held by the Company. As of the dates specified in the following table, the Company held the following property valued at the following amounts:

================================================================================
        Property                     May 31, 1998         February 28, 1999
--------------------------------------------------------------------------------
Cash                                   $137,691               $ 39,415
--------------------------------------------------------------------------------
Term Deposits                          $410,506               $329,495
--------------------------------------------------------------------------------
Investment in Lens-O-Matic             $380,885               $380,885
================================================================================

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 3,766,059 shares of the Company's common stock, or approximately 65.7 % of the Company's issued and outstanding shares, as set forth in the following table:

         Title of Class      Name and Address            Number of Shares                 Percent of
         --------------     of Beneficial Owner          and Nature of                        Class
                            -------------------          Beneficial Owner                     -----
                                                         ----------------
         Common Stock       David E. Gramlich              69,300                            1.2%
                            21274-87 Place
                            Langley, B.C. V1M 1Z8        Director

         Common Stock       Colin Lee                      55,000                            1.0%
                            2749 McColl Place
                            Victoria, B.C. V8N 5Y8       Director

         Common Stock       Peter McFadden                 10,980                             .1%
                            418 Oakview Road
                            Kelowna, B.C. V1W 4K2        Vice President, Chief Financial
                                                         Officer and Director

         Common Stock       John Klippenstein            1,814,895                          31.7%
                            494 Casa Rio Drive
                            Kelowna, B.C. V1Z 3L6        President, Chief Executive
                                                         Officer and Director

         Title of Class      Name and Address            Number of Shares                 Percent of
         --------------     of Beneficial Owner          and Nature of                        Class
                            -------------------          Beneficial Owner                     -----
                                                         ----------------
         Common Stock       Maria Klippenstein           1,814,884                          31.7%
                            494 Casa Rio Drive
                            Kelowna, B.C. V1Z 3L6        Secretary and Treasurer

         Common Stock       John Gergely                    1,000                            .02%
                            21327-86A Cresent
                            Langley, B.C. V1M 2A1        Director

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B. On or about June 1, 1997, the Company agreed to acquire a 96% interest (4800 Class A common voting shares) of L.O.M. Laboratories Inc., a British Columbia corporation. On or about January 13, 1998, the shareholders and directors of L.O.M. Laboratories Inc. approved the sale of the 4800 shares to the Company. L.O.M. Laboratories Inc. is now a wholly-owned subsidiary of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:

=================================================================================================
             Name                Age                           Position
-------------------------------------------------------------------------------------------------
       John Klippenstein         60          President, Chief Executive Officer and Director
-------------------------------------------------------------------------------------------------
        Peter McFadden           43          Vice President, Chief Financial Officer and Director
-------------------------------------------------------------------------------------------------
      Maria Klippenstein         59          Secretary and Treasurer
-------------------------------------------------------------------------------------------------
       David A. Gramlich         58          Director
-------------------------------------------------------------------------------------------------
           Colin Lee             62          Director
-------------------------------------------------------------------------------------------------
         John Gergely            35          Director
=================================================================================================

John Klippenstein received his education in Winnipeg and received a Certified Engineering Technician degree in 1964 from Red River College in Winnipeg, Manitoba. Mr. Klippenstein worked for several land development companies until 1969 when he started his personal land development and construction management company, which still has holdings in Kelowna, British Columbia. As owner of TechNacan Consultants Inc., Mr. Klippenstein has developed and built many large commercial and industrial projects including health care facilities, clinics, schools, institutional buildings, senior citizen housing, high rise apartment complexes, recreational complexes, and food processing facilities in Manitoba, Saskatchewan and Alberta.

Peter McFadden began his university education in 1979. He received his Bachelor of Science degree at McMaster University, and a Masters Degree in Business Administration from the University of Windsor in 1982. Currently Mr. McFadden operates a Chartered Accountant practice in Kelowna, British Columbia.

Maria  Klippenstein  has  completed   university  level  studies  in  industrial
accounting including bookkeeping, accounts receivable and accounts payable, and banking. Mrs. Klippenstein is also an accomplished artist and photographer.

David A. Gramlich began his business career in 1968 in the field of real estate. From 1968 to 1979 he worked as a manager of several real estate firms. Mr. Gramlich has participated in industrial, commercial and institutional transactions.

Colin Lee, M. D., came to Canada in 1968 after having received his medical degree from Capetown University in South Africa in 1966. Since his arrival in Canada, Dr. Lee has worked in the specialty of radiology.

John Gergely, M. D., currently works at Vancouver General Hospital, where he interns, specializing as an anesthetist. Dr. Gergely graduated from the Royal University Hospital in Saskatoon, Saskatchewan with an Medical Doctorate Degree. Dr. Gergely anticipates participating in the Company's medical product research and testing activities.

     John Klippenstein and Maria Klippenstein are husband and wife. Other than the persons specified above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Klippenstein, Mr. McFadden, Dr. Gergley, Mr. Gramlich, Dr. Lee or Mrs. Klippenstein from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are Mr. Klippenstein, Mr. McFadden, Dr. Gergley, Mr. Gramlich, Dr. Lee or Mrs. Klippenstein the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

================================================================================
Name of individual or          Capacities in which                Aggregate
Identity of Group          Remuneration was received            Remuneration
--------------------------------------------------------------------------------
John Klippenstein          President and Chief Executive        CDN$130,000
                           Officer
================================================================================

         Specified below, in tabular form, is the aggregate annual remuneration of the Director's of the Company who were serving as directors at the end of the Company's last completed fiscal year.

================================================================================
Name of individual or          Capacities in which                Aggregate
Identity of Group          Remuneration was received            Remuneration
--------------------------------------------------------------------------------
All Directors              None                                 None
================================================================================

     Each director of the Company receives reimbursement for actual and necessary expenses incurred in attending meetings of the Board.

Item  7. Certain Relationships and Related Transactions

     Transactions with Promoters. J. Alexander & Company is the market maker for the Company. J. Alexander & Company has not received any shares of common stock of the Company for its market making services.

     Related Party Transactions. On or about January 1, 1998, prior to becoming a subsidiary of the Company, L.O.M. Laboratories Inc., purchased from John Klippenstein all product rights to the Lens-O- Matic. L.O.M. Laboratories Inc. paid a purchase price of CDN$542,000 allocated as follows: (i) L.O.M. Laboratories Inc. forgave indebtedness owed to it by John Klippenstein in the amount of CDN$101,329; and (ii) L.O.M. Laboratories Inc. issued, to John Klippenstein, 4000 of the Company's Class "C" Preferred Shares valued at CDN$440,671. At the time of the transaction, John Klippenstein was serving as the President, Chief Executive Officer and director of the Company as well as serving as President and a director of L.O.M. Laboratories Inc. John Klippenstein signed the Purchase and Sale Agreement in his individual capacity as seller and as the authorized officer of L.O.M. Laboratories Inc. At the time of the transaction, Mr. Klippenstein's wife, Maria Klippenstein, was both the Secretary and a director of L.O.M. Laboratories Inc. The value of the investment will ultimately be determined by the acceptance of the product in the market place which is uncertain at this time.

     On or about June 1, 1999, the Company agreed to purchase 4,800 of the 5,000 total issued and outstanding shares of L.O.M. Laboratories Inc.'s Class "A" common shares. The Company agreed to pay $1.00 per share. This represents a 96% interest in L.O.M. Laboratories Inc., now a subsidiary of the Company. The other 200 issued and outstanding common shares are owned by John and Maria Klippenstein. On or about January 13, 1998, the shareholders and directors of L.O.M. Laboratories Inc. approved the sale of the 4800 shares to the Company. At the time of the transaction, John Klippenstein was serving as the President, Chief Executive Officer and director of the Company as well as serving as President and a director of L.O.M. Laboratories Inc. At the time of the transaction, Mr. Klippenstein's wife, Maria Klippenstein, was both the Secretary and a director of L.O.M. Laboratories Inc.

     The Company leases its office space from 494040 B.C. Ltd. (Tech-Nacan Consultants). Tech-Nacan Consultants, a British Columbia corporation, is a real estate development company owned by John Klippenstein, President, Chief Executive Officer and a director of the Company, and Maria Klippenstein, Secretary and Treasurer of the Company. The Company pays CDN$28,365 per year to 494040 B.C. Ltd. for the use of the office space.

     On or about October 27, 1997, with the Board of Director's approval, the Company and John Klippenstein executed a five-year employment contract. Pursuant to that employment agreement, John Klippenstein is to provide management services for the Company for which the Company agreed to pay CDN$120,000 for the first year with a CDN$10,000 increase every year thereafter, resulting in a final fifth year salary of CDN$160,000. John Klippenstein currently is the President, Chief Executive Officer and a director of the Company.

     On or about July 10, 1997, the Company's subsidiary, L.O.M. Laboratories Inc., entered into a Loan Agreement with David A. Gramlich, a current director of the Company. Pursuant to the terms of the Loan Agreement, L.O.M. Laboratories Inc. lent Mr. Gramlich CDN$17,000, interest to accrue at the Royal Bank prime rate; such principal and interest to be paid upon demand. The above loan is presented in the attached audited financials as an accounts receivable balance of US$12,713. Mr. Gramlich's current balance is presented in the attached unaudited balance sheets as an accounts receivable balance of US$17,569, representing the principal plus accrued interest. The Company anticipates that Mr. Gramlich will pay this debt on or before May 22, 1999.

Item  8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item  9.  Market for Common Equity and Related Stockholder Matters

     The Company participates in the OTC Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc., using the trading symbol "LOMM". As of May 31, 1998, there were no issued or outstanding warrants to purchase the Company's common stock.

     There are approximately 286 holders of the Company's common stock. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item  10.  Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about April 16, 1997, the Company commenced an offering of shares of its $.001 par value common stock for $1.00 per share. The shares were issued in reliance on an exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). Through January 29, 1999, the Company had sold a total of 917,718 shares of its common stock pursuant to that offering. Gross proceeds from the offering were $917,718 in cash. The offering price for the Company's shares of common stock was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value.

     Since its formation, the Company has offered and sold shares of its $.001 par value common stock in reliance upon the exemption from the registration and prospectus delivery requirements of the Act set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "non U.S. persons" (as that term is defined by Regulation S), including the shares issued to John and Maria Klippenstein. Through April 17, 1999, the Company had issued a total of 4,521,647 shares of its common stock pursuant to Regulation S. The offering prices for the units were arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. Gross proceeds from those offerings received by the Company total $495,212.

Item  11.  Description of Securities

     The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $.001. As of April 17, 1999, 5,732,396 shares of the Company's common stock were issued and outstanding. As of April 17, 1999, none of the Company's preferred stock was issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item  12.  Indemnification of Directors and Officers

     Article Seventh of the Company's Articles of Incorporation provides that no director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Article Seventh also specifies that, notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Finally, that article provides that no amendment or repeal of that article shall apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment.

     The Company may enter into indemnification agreements with each of its officers and directors pursuant to which the Company agrees to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer or director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such person being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such officer or director believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.


     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item  13.  Financial Statements

     Copies  of the  Company's  Financial  Statements  specified  in  Regulation
228.310 (Item 310) are filed with this Registration  Statement,  Form 10-SB (see
Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15.   Financial Statements and Exhibits

(a)  Index to Financial Statements.                                  Page


Unaudited Balance Sheets as of February 28, 1999                     F-1

Unaudited Statement of Loss and Deficit for the period               F-2
ending February 28, 1999

Auditors' Report for the period ending May 31, 1998                  F-3

(Consolidated) Audited Balance Sheet as of May 31, 1998              F-4

(Consolidated) Statement of Loss and Deficit                         F-5
for the year ended May 31, 1998

Statement of Changes in Financial Position                           F-6
for the period ending May 31, 1998

Notes to Financial Statements                                  F-7 through F-9

(b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                              Page 2

1    Certificate of Incorporation of L.O.M.                    E-1 through E-3
     Medical International Inc.

2    Bylaws of L.O.M. Medical                                  E-4 through E-24
     International Inc.

3    Minutes of Meeting of Shareholders of                     E-25
     L.O.M. Laboratories Inc. approving the
     sale of 96% interest to the Company

4    Minutes of Meeting of Directors of                        E-26
     L.O.M. Laboratories Inc. approving the
     sale of 96% interest to the Company


5    Resolution of L.O.M. Laboratories Inc.                    E-27
     authorizing the sale of 96% interest to
     the Company

3    Lease Agreement Between L.O.M. Medical                    E-28 through E-29
     International Inc. and 494040 B.C. Ltd.

4    Employment Agreement Between                              E-30
     L.O.M. Medical International Inc.
     and John Klippenstein

5    Demand Loan Agreement Between                             E-31
     L.O.M. Laboratories Inc. and David Gramlich

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on May ___, 1999.

                                           L.O.M. Medical International Inc.,
                                           a Delaware corporation

                                           By:
                                                ----------------------------
                                                John Klippenstein
                                           Its: President

                        L.O.M. MEDICAL INTERNATIONAL INC.

                                  BALANCE SHEET
                          (9 Month Interim Financials)

                             AS AT FEBRUARY 28, 1999

                                     ASSETS
                                                                        1999
                                                                    -----------
CURRENT
  Bank                                                              $    39,415
  Accounts receivable                                                    17,569
  Term deposits                                                         329,495
  Prepaid expenses                                                       11,885
  Due from shareholder                                                  133,110
                                                                    -----------
                                                                        531,474

INVESTMENT IN LENS-O-MATIC                                              380,885

OTHER ASSETS                                                            396,896

CAPITAL ASSETS                                                           66,362

GOODWILL ON PURCHASE OF SUBSIDI                                         129,418
                                                                    -----------

                                                                    $ 1,505,035
                                                                    ===========

                                   LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                          $     4,457
  GST payable                                                            (4,900)
                                                                    -----------
                                                                           (443)

PREFERRED REDEEMABLE SHARES                                             309,677
                                                                    -----------

                                                                        309,234
                                                                    -----------

                              SHAREHOLDER'S EQUITY

CAPITAL STOCK                                                         1,590,437

(DEFICIT) RETAINED EARNINGS                                            (394,636)
                                                                    -----------
                                                                      1,195,801
                                                                    -----------
                                                                    $ 1,505,035
                                                                    ===========

APPROVED ON BEHALF OF THE BOARD:

John Klippenstein                     Director
-------------------------------------
                                      Director
-------------------------------------

                        L.O.M. MEDICAL INTERNATIONAL INC.

                          STATEMENT OF LOSS AND DEFICIT
                          (9 Month Interim Financials)

                     FOR THE PERIOD ENDED FEBRUARY 28, 1999

                                                                        1999
                                                                      ---------
REVENUE
  Interest income                                                      $ 14,371
                                                                      ---------

GENERAL AND
  ADMINISTRATIVE EXPENSES
  Advertising                                                             1,640
  Automotive expense                                                      5,261
  Commission on share issue                                                 650
  Consulting fees                                                        14,235
  Director's fees                                                         5,271
  Exchange gain or loss                                                 (18,522)
  Insurance                                                                 382
  Interest and bank charges                                                 691
  Legal and accounting                                                   19,479
  Licenses, fes, and dues                                                   165
  Office & administrative supplies                                        4,988
  Promotion and entertainment                                             1,260
  Prospectus & share issue expenses                                       5,434
  Publications and videos                                                 6,406
  Rent                                                                   26,052
  Repairs & maintenance                                                     939
  Subcontract                                                            13,733
  Storage expense                                                         1,353
  Telephone                                                               8,664
  Travel                                                                  3,227
  Utilities                                                                 428
  Standard and Poor                                                       2,450
                                                                      ---------

                                                                        104,186
                                                                      ---------

NET (LOSS) INCOME                                                       (89,815)

(DEFICIT) RETAINED EARNINGS, beginning of year                         (304,821)
                                                                      ---------

                                                                       (394,636)
                                                                      ---------

(DEFICIT) RETAINED EARNINGS, end of year                              $(394,636)
                                                                      =========

Joe Maciel Inc.
Chartered Accountant
--------------------------------------------------------------------------------
3670 Hoskins Road                                            Tel: (250) 768-0644
Westbank, BC. V4T 1P7                                        Fax: (250) 768-0634

                                                                AUDITORS' REPORT


To the Shareholders of:
L.O.M. Medical International Inc.

I have audited the consolidated balance sheet of L.O.M. Medical International Inc. as at May 31, 1998 and the consolidated statements of loss and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.





Westbank, B.C.                                          Joe Maciel Inc.
September 24, 1998                                      CHARTERED ACCOUNTANT

                                               L.O.M. MEDICAL INTERNATIONAL INC.
================================================================================
                                                                   BALANCE SHEET
                                                              AS AT MAY 31, 1998

                                     ASSETS

                                                                     1998
                                                               (In U.S. Dollars)
--------------------------------------------------------------------------------

CURRENT
  Cash                                                            $   137,691
  Term deposits                                                       410,506
  Accounts receivable                                                  12,713
  Prepaid expenses                                                     11,885
--------------------------------------------------------------------------------
                                                                      572,795
--------------------------------------------------------------------------------

INVESTMENT IN LENS-O-MATIC (Note 3)                                   380,885
GOODWILL QN PURCHASE OF SUBSIDIARY (Note 4)                           129,418
OTHER ASSETS (Note 5)                                                 397,957
CAPITAL ASSETS (Note 6)                                                10,660
--------------------------------------------------------------------------------
                                                                  $ 1,491,715
================================================================================

                                   LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                        $    22,571
--------------------------------------------------------------------------------
                                                                       22,571

Preferred Redeemable Shares of L.O.M. Laboratories Inc. (Note 7)      309,677
Non controlling interest in L.O.M. Laboratories Inc.                   (5,536)

--------------------------------------------------------------------------------
                                                                      326,712
--------------------------------------------------------------------------------


                              SHAREHOLDERS' DEFICIT
CAPITAL STOCK (Note 8)                                              1,464,163

DEFICIT                                                              (299,160)
--------------------------------------------------------------------------------
                                                                    1,165,003
--------------------------------------------------------------------------------
                                                                  $ 1,491,715
================================================================================

APPROVED 0N BEHALF OF THE BOARD:

[ILLEGIBLE]                           Director
-------------------------------------
John Klippenstein                     Director
-------------------------------------

                                               L.O.M. MEDICAL INTERNATIONAL INC.
================================================================================
                                                   STATEMENT OF LOSS AND DEFICIT
                                                 FOR THE YEAR ENDED MAY 31, 1998

                                                                     1998
                                                               (In U.S. Dollars)
--------------------------------------------------------------------------------
REVENUE
  Interest income                                                  $  16,335
--------------------------------------------------------------------------------
EXPENSES
  Advertising                                                          3,496
  Amortization                                                         7,188
  Automotive                                                          10,646
  Design plans                                                        10,911
  Director's fees                                                      8,520
  Exchange gain or loss                                              (14,937)
  Insurance                                                            1,605
  Interest and bank charges                                              937
  Legal and accounting                                                39,404
  Licences, fees and dues                                                290
  Management fees                                                    143,859
  Office and administration                                           27,466
  Product Development                                                  1,582
  Promotion and entertainment                                          5,887
  Prospectus & share issue expenses                                    8,891
  Rent                                                                30,538
  Repairs and maintenance                                              1,973
  Telephone                                                            9,505
  Travel                                                              10,161
  Video production                                                     7,573
--------------------------------------------------------------------------------
                                                                     315,495
--------------------------------------------------------------------------------
NET LOSS                                                            (299,160)
--------------------------------------------------------------------------------
DEFICIT, end of year                                               $(299,160)
================================================================================

                                             L. 0. M. MEDICAL INTERNATIONAL INC.
================================================================================
                                      STATEMENT OF CHANGES IN FINANCIAL POSITION
                                                  FOR THE YEAR ENDED MAY 31,1998

                                                                     1998
                                                               (In U.S. Dollars)
--------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES
    Net loss                                                      $  (299,160)
--------------------------------------------------------------------------------
    Items not requiring an outlay of cash:
       Amortization                                                     7,188
--------------------------------------------------------------------------------
                                                                     (291,972)
CHANGES IN NON-CASH WORKING CAPITAL BALANCES
  Accounts receivable                                                 (12,713)
  Prepaid expenses and deferred charges                               (11,885)
  Accounts payable and accrued liabilities                             22,571
--------------------------------------------------------------------------------
                                                                       (2,027)
--------------------------------------------------------------------------------
                                                                     (293,999)
--------------------------------------------------------------------------------


FINANCING ACTIVITIES
    Issuance of capital stock                                       1,464,160
    Preferred redeemable shares of L.O.M. Laboratories Inc.           309,677
    Non controlling interest in L.O.M. Laboratories Inc.               (5,536)
--------------------------------------------------------------------------------
                                                                    1,768,301
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Acquisition of capital assets                                    (14,527)
     Acquisition of other assets                                     (397,957)
     Goodwill on purchase of subsidiary                              (129,418)
     Purchase of investments                                         (380,885)
--------------------------------------------------------------------------------
                                                                     (922,787)
--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                           551,515
--------------------------------------------------------------------------------
CASH, end of year                                                 $   551,515
================================================================================

REPRESENTED BY:
    Cash                                                          $   137,691
    Term Deposits                                                     410,506
--------------------------------------------------------------------------------
                                                                  $   548,197
================================================================================

                                               L.O.M. MEDICAL INTERNATIONAL INC.
================================================================================
                                               NOTES TO THE FINANCIAL STATEMENTS
                                                  FOR THE YEAR ENDED MAY 31,1998

--------------------------------------------------------------------------------

1.   INCORPORATION AND DESCRIPTION OF BUSINESS

     The company was incorporated on March 17, 1997 in the State of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. The company owns a 96% interest in the common voting shares of L.O.M. Laboratories Inc. (a British Columbia company).

--------------------------------------------------------------------------------
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Marketable Securities

          Marketable securities are valued at the lower of cost and market value.

     (b)  Capital Assets

          Capital assets are recorded at cost. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows:

               Computer software                   - 100% straight line
               Equipment                           - 30% diminishing balance
               Office furniture & equipment        - 20% diminishing balance

     (c)  Other assets

          Other assets relate to costs associated with patent applications for a retractable syringe developed by the company. These costs will be amortized on a straight line basis over five years commencing in the year when the product goes into production.

================================================================================
3.   INVESTMENT IN LENS-O-MATIC

     The "Lens-o-matic" system is a contact lens inserter and storage system developed by the president of the company and purchased by L.O.M.
     Laboratories Inc. during the year. The value attributed to the product rights of the Lens-o-matic system was agreed to by the Board of Directors. The value of the investment however will ultimately be determined by the acceptance of the product in the market place which is uncertain at this time; and may be more or less than the amount paid by the company. Also see Related Party Note 9.

================================================================================
4.   PURCHASE OF SUBSIDIARY

     The  company   acquired  4800  class  A  common  voting  shares  of  L.O.M.
     Laboratories Inc. effective June 1, 1997. This represents a 96% interest in the subsidiary, which is being consolidated.

================================================================================
5. OTHER ASSETS

                                                                       1998
--------------------------------------------------------------------------------
    Deferred financing costs                                        $ 375,506
    Deferred patent costs                                              22,451
--------------------------------------------------------------------------------

                                              L. O.M. MEDICAL INTERNATIONAL INC.
================================================================================
                                               NOTES TO THE FINANCIAL STATEMENTS
                                                 FOR THE YEAR ENDED MAY 31, 1998

--------------------------------------------------------------------------------

6.   CAPITAL ASSETS

                                                       Accumulated        Net
                                            Cost       Depreciation       1998
--------------------------------------------------------------------------------
Computer software                              534            267            267
Equipment                                   17,698          7,441         10,257
Furniture and fixtures                         160             24            136
--------------------------------------------------------------------------------
                                           $18,392        $ 7,732        $10,660
================================================================================
7.   PREFERRED REDEEMABLE SHARES OF L.O.M. LABORATORIES INC.

                                                                         1998
--------------------------------------------------------------------------------
Authorized
      5,000 Class C Redeemable Preferred shares with a par value of $100 Canadian each with fixed non-cumulative dividends at the rate of 9% per share per annum payable at such times as determined by the directors.

Issued during the year
      4,000    Class C Preferred shares                                $ 309,677


     The preferred shares are redeemable for $110.16 each Canadian at the option of the holder upon giving notice to the company which shall not be less than 10 days or more than 30 days from the date of the notice.

================================================================================
8.   CAPITAL STOCK

 Authorized
 50,000,000    Class Common shares with a par value of $.00l each.

                                                                         1998
--------------------------------------------------------------------------------
 Issued during the year
  5,483,274    Common shares with a par value of $.001 each.       $ 1,464,163
--------------------------------------------------------------------------------

                                               L.O.M. MEDICAL INTERNATIONAL INC.
================================================================================
                                               NOTES TO THE FINANCIAL STATEMENTS
                                                 FOR THE YEAR ENDED MAY 31, 1998

--------------------------------------------------------------------------------
9.   RELATED PARTY TRANSACTIONS

     During the year the subsidiary entered into the following transactions with related parties:

                                                                      1998
--------------------------------------------------------------------------------
     Rent paid                                                       12,496
     Management fees paid                                           102,140
     Office management pald                                          15,391
     Purchase of Lens-o-matic                                       380,885
     Accounting fees paid                                             6,091
     Loan to related party                                           12,713


     During the year the subsidiary purchased from the president the rights to a contact lens inserter and storage system called "Lens-o-matic".

     The company agreed to pay $380,885 in exchange for the product rights to the Lens-o-matic system as follows:

    Debt taken back by vendor

     Issuance of 4,000 class C Preferred shares redeemable at $116.16 Canadian each

     The agreement was subject to a joint election under subsection 85(1) of the Canadian Income Tax Act.

================================================================================
10.  COMMITMENTS

     The Subsidiary Company leases its premises under operating leases. The Company is obligated to make future lease payments as follows:

     1999                                                              23,281
     2000                                                              17,956

     The Subsidiary has also entered into an automotive lease agreement requiring payments as follows:

     1999                                                               7,821
     2000                                                               1,955